RECEIVED

2006 JUL 20 P 2:47

OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

082-00188

File No. 82-188
July 10, 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

06015336

Re: Kirin Brewery Company, Limited – Timely Disclosure of News Release

Dear Ladies and Gentlemen:

In connection with our timely disclosure of news release, we hereby furnish you with a copy of the following information, which we are submitting simultaneously to the Securities and Exchange Commission:

News release re:

1) Upward revision of interim forecasts

2) Notification with Respect to Share Exchange Agreement between Kirin Brewery Co., Ltd. and Kirin Beverage Corporation

If you have any further questions or requests for additional information please do not hesitate to contact Kensuke Suzuki at 011-813-5540-3455(telephone) or 011-813-5540-3550(facsimile).

Very truly yours,

PROCESSED
JUL 2 5 2006
THOMSON
FINANCIAL

Kirin Brewery Company, Limited

By Kensuke Suzuki

Name: Kensuke Suzuki
Title: General Manager,
Corporate Communications & IR Group

Jlw 7/20

RECEIVED
2006 JUL 20 P 2:47
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Upward revision of interim forecasts

Tokyo, July 10, 2006—Kirin Brewery Company, Limited ("Kirin"), based on recent trends in business performance, today announced upward revisions of consolidated and non-consolidated forecasts for the interim period of the fiscal year ending December 31, 2006. The previous forecasts were announced with the release of first quarter results for the year on May 11, 2006.

(1) Consolidated interim forecasts (January 1, 2006 to June 30, 2006) *(¥ million, %)*

	Sales	**Operating income**	**Ordinary income**	**Net income**
Previous (A)	771,000	40,000	41,000	15,000
Revised (B)	784,000	43,000	44,000	16,000
Change (B) – (A)	13,000	3,000	3,000	1,000
Change in percent	1.7%	7.5%	7.3%	6.7%
Previous interim results (To June 30, 2005)	740,276	37,528	39,019	14,923

(2) Non-consolidated interim forecasts (January 1, 2006 to June 30, 2006) *(¥ million, %)*

	Sales	**Operating income**	**Ordinary income**	**Net income**
Previous (A)	430,000	15,000	28,000	17,000
Revised (B)	437,000	17,000	37,000	25,000
Change (B) – (A)	7,000	2,000	9,000	8,000
Change in percent	1.6%	13.3%	32.1%	47.1%
Previous interim results (To June 30, 2005)	410,895	13,574	24,502	15,910

(3) Reasons for revisions

1. Consolidated

Consolidated forecasts have been revised principally due to the effect of revisions at the non-consolidated level.

2. Non-consolidated

Key factors leading to this revision include:

- Higher than forecast sales volumes of happo-shu, new genre and other products in the domestic alcohol business
- An increase in dividends received due to a special dividend declared by Lion Nathan, an alcohol beverage subsidiary in Australia.

As a result, forecast non-consolidated ordinary income for the interim period is ¥37.0 billion

and forecast non-consolidated net income is ¥25.0 billion, respectively 32.1% and 47.1% higher than previous forecast.

Consolidated and non-consolidated forecasts for the full year will be presented at the interim results announcement scheduled for August 10, 2006.

For further information please contact:
Kensuke Suzuki, General Manager
Corporate Communications & IR Group
Kirin Brewery Company, Limited
Tel: 03-5540-3455

July 10, 2006

For Immediate Release

Company Name:	Kirin Brewery Co., Ltd.
Name of Representative:	Kazuyasu Kato,
(Stock Code: 2503)	President and Representative Director
Direct your queries to:	Kensuke Suzuki, General Manager, Corporate Communications & IR Group, CSR & Corporate Communications Division (Tel: +81-3-5540-3455)

Company Name:	Kirin Beverage Corporation
Name of Representative:	Yoshikazu Arai,
(Stock Code: 2595)	President and Representative Director
Direct your queries to:	Junko Tsuboi, General Manager, Public Relations (Tel: +81-3-5821-4001)

Notification with Respect to Share Exchange Agreement between Kirin Brewery Co., Ltd. and Kirin Beverage Corporation

Kirin Brewery Co., Ltd. ("Kirin Brewery") and Kirin Beverage Corporation ("Kirin Beverage") announced today that they have entered into a share exchange agreement (the "Share Exchange Agreement") in order to make Kirin Beverage a wholly-owned subsidiary of Kirin Brewery pursuant to approvals by the respective boards of directors of Kirin Brewery and Kirin Beverage.

1. Purpose of Making Kirin Beverage a Wholly-Owned Subsidiary of Kirin Brewery

With the objective of making Kirin Beverage its wholly-owned subsidiary, Kirin Brewery conducted a tender offer for Kirin Beverages' shares between May 12, 2006 and June 15, 2006 (the "Tender Offer"). As of today, Kirin Brewery holds 97.07% (53,392,016 shares) of Kirin Beverages' issued shares (55,002,370 shares). Today, Kirin Brewery and Kirin Beverage agreed to make Kirin Beverage a wholly-owned subsidiary of Kirin Brewery and entered into the Share Exchange Agreement, aiming to achieve a dramatic allocation of resources to the soft drinks industry and enhance intra-group synergistic effects in connection with the Kirin Group's corporate restructuring.

2. Terms and Conditions of Share Exchange

(1) Schedule (as planned)

Monday, July 10, 2006	Approval by the board of directors of Kirin Brewery and Kirin Beverage for entering into the Share Exchange Agreement and execution of such agreement
Tuesday, July 11, 2006	Kirin Beverage's shares to be transferred to the "seiri post" designated on the Tokyo Stock Exchange (the "Seiri Post")
Friday, August 11, 2006	Delisting date for Kirin Beverage's shares
Sunday, October 1, 2006	Deadline to submit share certificates of Kirin Beverage's shares
Sunday, October 1, 2006	Effective date of the share exchange (the "Share Exchange")
End of November, 2006	Date for cash delivery

(Note 1) In accordance with Article 796, Paragraph 3 of the Company Law of Japan, Kirin Brewery will conduct the Share Exchange without obtaining an approval at its shareholders' meeting.

(Note 2) In accordance with Article 784, Paragraph 1 of the Company Law as applicable to the provisions of Article 12, Paragraph 1 of the Law on Special Measures for Industrial Revitalization (the "Industrial Revitalization Law"), Kirin Beverage will conduct the Share Exchange without an approval at its shareholders' meeting.

(Note 3) Pursuant to the deslisting standard of the Tokyo Stock Exchanges, Kirin Beverage's shares will be transferred to the Seiri Post on July 11, 2006 and will be delisted as of August 11, 2006.

(2) Share Exchange

Kirin Brewery has obtained the approval of the Minister of the Ministry of Finance with respect to its business restructuring plan pursuant to the Industrial Revitalization Law and the approval as required in respect of a share exchange for cash consideration under Article 12, Paragraph 9 of the Industrial Revitalization Law prior to the revision under Article 449 of the Law Concerning Developments of Related Laws in Enforcement of the Company Law, which remains effective by virtue of the provision of Article 450, Paragraph 7 of the same law. In accordance with the Share Exchange Agreement, in lieu of the issuance of shares, cash delivery shall be made to Kirin Beverages' common stock shareholders, who are on the final shareholders registry (including beneficial shareholders, but excluding Kirin Brewery) as of September 30, 2006 (one day prior to

the effective date of the share exchange). Such cash delivery shall be made for consideration of 3,350 yen per share of the common stock.

If Kirin Brewery's or Kirin Beverage's asset or management conditions are materially changed or if any other events occur that may materially affect consummation of the Share Exchange, Kirin Brewery and Kirin Beverage may revise the terms and conditions of the Share Exchange Agreement or terminate the Share Exchange Agreement.

Furthermore, the Share Exchange Agreement is subject to provisions provided for in Article 796, Paragraph 3 of the Company Law, and if Kirin Brewery cannot proceed to conduct the Share Exchange without an approval of its shareholders' meeting pursuant to Article 796, Paragraph 3 of the Company Law, the Share Exchange Agreement becomes void.

(Note 1) Basis for Determination of Cash Delivery upon the Share Exchange

Kirin Brewery and Kirin Beverage have discussed and mutually agreed that the amount for cash delivery upon the Share Exchange shall be the same price as the purchase price in the Tender Offer. The basis for this determination include the purchase price in the tender offer by Kirin Brewery of Kirin Beverage's shares, financial conditions of Kirin Beverage and other factors such as the past trend of the share price, among other things.

Kirin Brewery and Kirin Beverage have engaged in their respective advisors prior to discussing in respect of the amount for cash delivery above and have considered the corporate value of Kirin Beverage as reported by Nomura Securities Co., Ltd. ("Nomura"), the advisor to Kirin Brewery, and by Mitsubishi UFJ Securities Co., Ltd. ("Mitsubishi UFJ"), the advisor to Kirin Beverage.

(Note 2) Outcome, Methods and Basis of Calculation by Advisors

Nomura calculated the stock value of Kirin Beverage based on the discounted cash flow ("DCF") method, the comparable company method and the market price method. The valuation comprehensively took into account the results of these methods.

Mitsubishi UFJ calculated the stock value of Kirin Beverage based on the DCF method, the comparable company method and the market price method. The valuation comprehensively took into account the results of these methods.

(3) Treatment of Stock Options or Corporate Bonds with Stock Acquisition Rights

Kirin Beverage has not issued stock options or corporate bonds with stock acquisition rights.

(4) Accounting Treatment

Accounting is expected to be treated as in the case of transactions under joint control.

3. Basic Information on Relevant Parties of the Share Exchange

(1) Corporate Name	Kirin Brewery Co., Ltd. (parent company)	Kirin Beverage Corporation (wholly owned subsidiary)
(2) Business	Production and sale of beer, pharmaceuticals and others	Production and sale of soft drinks
(3) Date of Incorporation	February 23, 1907	April 15, 1963
(4) Address of Head Office	10-1, Shinkawa 2-chome, Chuo-ku, Tokyo	1 Kanda-Izumicho, Chiyoda-ku, Tokyo
(5) Representative	Kazuyasu Kato, President and Representative Director	Yoshikazu Arai, President and Representative Director
(6) Amount of Paid-In Capital (as of December 12, 2005)	¥102,045 million	¥8,416 million
(7) Total Number of Issued Shares (as of December 31, 2005)	984,508,387 shares	55,002,370 shares
(8) Shareholders' Equity (as of December 31, 2005)	¥859,943 million	¥85,455 million
(9) Total Asset (as of December 31, 2005)	¥1,512,515 million	¥182,423 million
(10) End of Fiscal Year	December 31	December 31
(11) Number of Employees (as of December 31, 2005)	5,192	1,493
(12) Major Customers	Domestic and overseas alcohol beverage wholesalers/distributors, alcohol beverage manufacturers and others	Kirin Brewery and other manufacturers/distributors of soft drinks
(13) Major Shareholders and Shareholding Percentage (as of December 31, 2005)	Meiji Yasuda Life Insurance Company (4.44%) The Bank of Tokyo-Mitsubishi, Ltd. (3.56%) (Note 2) Moxley & Co. (3.45%) Japan Trustee Service Bank, Ltd. (Trust Account) (3.35%) State Street Bank and Trust Company (2.78%) The Master Trust Bank of Japan Ltd. (Trust Account) (2.43%)	Kirin Brewery Co., Ltd. (59.37%) (Note 1) The Master Trust Bank of Japan Ltd. (Trust Account) (3.63%) Japan Trustee Service Bank, Ltd. (Trust Account) (3.13%) Kirin Beverage Employees Association (2.83%) T·ZONE VI Fund Investment Association (1.06%) State Street Bank and Trust Company (0.99%)
(14) Main Banks	The Bank of Tokyo-Mitsubishi UFJ, Ltd. Mizuho Corporate Bank, Ltd.	The Bank of Tokyo-Mitsubishi UFJ, Ltd. Mitsubishi UFJ Trust and

	Mitsubishi UFJ Trust and Banking Corporation The Norinchukin Bank	Banking Corporation Mizuho Corporate Bank, Ltd.

(15) Relationship between the Parties	Equity	Kirin Brewery holds 53,392 thousand shares (97.07%) of Kirin Beverage.
	Human Resources	Kirin Brewery seconds one director and one corporate auditor to Kirin Beverage.
	Business	Kirin Brewery produces and sells products of Kirin Beverage.

(Note 1) As a result of the Tender Offer by Kirin Brewery for the shares of Kirin Beverage (the last day of the Tender Offer was June 15, 2006), Kirin Brewery's percentage ownership of the shares of Kirin Beverage as of today is 97.07%.

(Note 2) The Bank of Tokyo-Mitsubishi Ltd. merged with UFJ Bank on January 1, 2006 and its trade name changed to The Bank of Tokyo-Mitsubishi UFJ, Ltd. as of the same date.

(Note 3) The Mitsubishi UFJ Financial Group, Inc. filed an amended large-volume shareholding report in respect of Kirin Brewery on November 15, 2005, indicating its joint holding with the Bank of Tokyo-Mitsubishi Ltd., Mitsubishi UFJ Trust and Banking Corporation, Mitsubishi UFJ Securities Co., Ltd., Mitsubishi UFJ Asset Management Co., Ltd., and MU Investment Corporation. However, since the Company is unable to identify the precise numbers of shares beneficially owned by such companies as of December 31, 2005, the Company did not include such companies in "Major shareholders and shareholding percentage" above.

The shareholdings as of October 31, 2005 stated in the amended shareholding report are as below.

Name	Address	Number of shares owned (thousands)	Percentage of all issued shares (%)
The Bank of Tokyo-Mitsubishi, Ltd.	7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo	39,585	4.02
Mitsubishi UFJ Trust and Banking Corporation	4-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo	36,929	3.75
Mitsubishi UFJ Securities Co., Ltd.	4-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo	828	0.08
Mitsubishi UFJ Asset Management Co., Ltd.	4-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo	2,017	0.20
MU Investment Corporation	2-15, Nihombashi-Muromachi 3-chome, Chuo-ku, Tokyo	25	0.00
Total	—	79,385	8.06

(Note 4) According to the amended substantial shareholding report in respect of Kirin Beverage filed on January 16, 2006 jointly prepared under the names of Barclays

Global Investors Trust Bank, Ltd. and seven other companies, the Company recognizes that they hold the number of shares mentioned below as of December 31, 2005. However, the Company cannot verify the number of shares held by beneficial shareholders as of December 31, 2005, and so the Company has not considered them for the purpose of determining "Major Shareholders and shareholding percentage" above.

The contents of the amended substantial shareholding report are as follows:

Name	Address	Number of shares owned (thousands)	Shareholding percentage to all issued shares (%)
Barclays Global Investors Trust Bank, Ltd. and 7 other companies	1-39, Hiroo 1-chome, Shibuya-ku, Tokyo	2,113	3.84

(16) Unconsolidated Financial Results of the Most Recent Three Fiscal Years

(¥ millions)

	Kirin Brewery Co., Ltd. (parent company)			Kirin Beverage Corporation (wholly owned subsidiary)		
Fiscal year	December 2003	December 2004	December 2005	December 2003	December 2004	December 2005
Net sales	961,830	956,969	935,621	329,247	324,941	299,418
Operating income	55,911	52,945	58,154	13,142	18,499	13,418
Ordinary income	71,935	66,797	72,517	12,735	17,789	14,334
Current term net income	34,888	40,485	43,886	4,415	9,865	7,625
Current term net income per share (yen)	35.96	41.76	45.61	79.80	178.17	137.66
Annual dividend per share (yen)	12.00	13.50	14.50	22.00	24.00	26.00
Shareholders' equity per share (yen)	751.21	803.60	899.02	1,362.25	1,425.06	1,552.71

(17) Consolidated Financial Results of the Most Recent Three Fiscal Years

(¥ millions)

	Kirin Brewery Co., Ltd. (parent company)			Kirin Beverage Corporation (wholly owned subsidiary)		
Fiscal year	December 2003	December 2004	December 2005	December 2003	December 2004	December 2005
Net sales	1,597,509	1,654,886	1,632,249	347,612	387,204	379,366
Operating income	101,555	109,392	111,708	14,743	19,623	16,090
Ordinary income	94,676	106,562	114,881	13,708	18,158	15,619
Current term net	32,395	49,099	51,263	4,426	8,629	5,251

income						
Current term net income per share (yen)	33.27	50.58	53.23	80.01	155.69	94.51
Shareholders' equity per share (yen)	831.84	888.65	1,016.74	1,426.35	1,466.40	1,552.71

4. Status after the Share Exchange

(1) The corporate name, business, address of head office, representative, and amount of paid-in capital

The corporate name, business, address of head office, representative, and amount of paid-in capital of the relevant parties, which are stated in the foregoing Section 3-"Basic Information on Relevant Parties", will not change as a result of the Share Exchange.

(2) Effects on Financial Results

The Share Exchange will not have any material impact on the consolidated financial results of Kirin Beverage or the consolidated financial results of Kirin Brewery.